Exhibit 99.1

RANDGOLD & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

Registration number 1992/005642/06

Share code: RNG ISIN: ZAE000008819 (Suspended)

Nasdaq trading symbol: RANGY (Delisted)

(“Randgold” or “the Company”)

DIRECTORATE: CHANGES TO THE BOARD OF RANDGOLD.

In compliance with paragraph 3.59 of the Listings Requirements of JSE Limited, notification is hereby given that Mr John Chris Lamprecht has resigned as Financial Director with effect from commencement of business on 16th May 2006:

The directorate in office as at close of business on 16th May 2006 is as follows:

David Morris Nurek	- (Non-Executive Chairman)
Peter Henry Gray	- Chief Executive Officer
Motesehoa Brenda Madumise	- Independent Non-Executive Director
Andrew Christoffel Nissen	- Independent Non-Executive Director

17th May 2006

Johannesburg

Sponsor

Sasfin Corporate Finance

A division of Sasfin Bank Limited